Mail Stop 4561

March 22, 2006

Janice Fukakusa
Chief Financial Officer
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario Canada M5J2J5

RE:	Royal Bank of Canada
Form 40-F for Fiscal Year Ended October 31, 2005
Filed November 30, 2005
File No. 001-13928

Dear Ms. Fukakusa,

	We have reviewed your letter filed on March 16, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.
After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2005 Consolidated Financial Statements

Critical Accounting Policies and Estimates, page 8

1. We note your response to comments 1 and 2 from our letter dated February 15, 2006. Please revise future filings incorporating the wording in your response to:

* disclose the methodologies for calculating your fair value adjustments;

* quantify each of your fair value adjustments for the periods presented; and

* discuss any significant change to the methodologies and significant increases or decreases in the amounts recorded.

Premises and Equipment, page 62

2. We note your response to comment 4 from our letter dated
February
15, 2006. Please revise future filings incorporating the wording from your response to disclose that you amortize leasehold improvements over the lesser of the useful life of the improvement or the lease term plus the first renewal term if reasonably assured to maximum of ten years.

Note 25 - Guarantees, Commitments and Contingencies, Page 92

3. We note your response to comment 7 from our letter dated
February
15, 2006. Please tell us the following with a level of specificity and detail needed to fully understand the basis for your decision making:

* the specific new information you considered in the quarter ended October 31, 2005 to conclude that a minimum loss was probable; and

* the specific new information you considered in the quarter ended October 31, 2005 to determine the minimum loss which you could reasonably estimate.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Janice Fukakusa
Royal Bank of Canada
March 22, 2006
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